Exhibit 99.45

ASX Market Announcement

GeneType Risk Assessment Test onboarding in 16 clinics

Melbourne, Australia, 30 June 2022: Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE, “Company”, “GTG”), a global leader in genomics-based tests in health, wellness and serious disease is delighted to announce the Company has commenced initial implementation of its geneType Risk Assessment Test at 16 medical practices across the East Coast of Australia.

GeneType Hub strategy focuses on establishing centres of excellence and the routine use of geneType Risk Assessment Tests in clinics that have a critical mass of clinicians offering the test to appropriate patients. This is a key step in GTG’s primary care and B2B strategy. Clinics will be able to focus on either single disease or multiple diseases which will include breast cancer, colorectal cancer, ovarian cancer, coronary artery disease, prostate cancer and type 2 diabetes. A recent independently prepared budget impact model demonstrated that introducing geneType could assist physicians to identify more early stage cancers leading to better patient outcomes.

The geneType Multi Risk Test provides a comprehensive solution enabling a better understanding of a patient’s risk of developing one or more of six common serious diseases before onset, accounting for more than 50% of annual mortalities and morbidities.

GTG’s CEO Simon Morriss noted “Almost half of all Australians are suffering from at least one chronic health condition every year, over 212,400 people in Australia receive a diagnosis related to one of these six common serious diseases.1–3 The goal of geneType is to help clinicians make more informed decisions about the treatment of serious diseases providing actionable information to prevent, mitigate or reverse disease progression.”

1. Cancer in Australia Statistics. Available at: https://www.canceraustralia.gov.au/impacted-cancer/what-cancer/cancer-australia-statistics. Accessed June 2022. 2. Australian Institute of Health and Welfare. Diabetes. Available at: https://www.aihw.gov.au/reports/australias-health/diabetes. Accessed June 2022. 3. Australian Institute of Health and Welfare. Heart, Stroke and vascular disease. Australian facts. Available at: https://www.aihw.gov.au/reports/heart-stroke-vascular-diseases/hsvd-facts/contents/about. Accessed June 2022.

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Genetic Technologies Limited	60-66 Hanover Street
www.genetype.com	Fitzroy Victoria 3065
info@gtglabs.com	Australia
ABN 17 009 212 328	+61 3 8412 7000

Authorised for release by the board of directors of Genetic Technologies Limited

Enquiries

Investor Relations

Justin Foord

Market Eye

M: +61 402 600 691

E: justin.foord@marketeye.com.au

About Genetic Technologies Limited

Genetic Technologies Limited (ASX: GTG; Nasdaq: GENE) is a diversified molecular diagnostics company. A global leader in genomics-based tests in health, wellness and serious disease through its geneType and EasyDNA brands. GTG offers cancer predictive testing and assessment tools to help physicians to improve health outcomes for people around the world. The company’s Polygenic Risk Scores (PRS) platform is a proprietary risk stratification platform developed over the past decade integrating clinical and genetic risk delivering actionable outcomes from physicians and individuals. Leading the world in risk prediction in Oncology, Cardiovascular and Metabolic diseases. Genetic Technologies continues to develop a pipeline of risk assessment products. For more information, please visit www.genetype.com

Genetic Technologies Limited	60-66 Hanover Street
www.genetype.com	Fitzroy Victoria 3065
info@gtglabs.com	Australia
ABN 17 009 212 328	+61 3 8412 7000